FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of	June	2003

Research In Motion Limited

(Translation of registrant's name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ___________________

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ___________________

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

                If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Material change report dated May 30, 2003	4

Document 1

MATERIAL CHANGE REPORT
S.75(2) OF THE SECURITIES ACT (ONTARIO)
S.118(1) OF THE SECURITIES ACT (ALBERTA)
S.85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
S.73 OF THE SECURITIES ACT (QUEBEC)
S.81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
S.84(1) OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
S.112 OF THE SECURITIES ACT (MANITOBA)
S.76(2) OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)

1.	Reporting Issuer

Research In Motion Limited 295 Phillip Street Waterloo, Ontario N2L 3W8

2.	Date of Material Change

May 23, 2003

3.	Press Release

See attached copy of the press release issued through Canada Corporate News, released on May 26, 2003.

4.	Summary of Material Change

Research In Motion Limited (“RIM”) provided an update following notice of additional rulings delivered by the United States District Court for the Eastern District of Virginia in the NTP Inc. vs. RIM patent litigation matter. The Court ruled on certain post-trial motions that stem from the jury verdict that was rendered in November, 2002. The Court awarded and ordered that the compensatory damages against RIM be enhanced by a factor of 0.5. The Court also awarded RIM to pay attorney fees to NTP, but ordered the amount to be decreased by 20%.

5.	Full Description of Material Change

Research In Motion Limited (“RIM”) provided an update following notice of additional rulings delivered by the United States District Court for the Eastern District of Virginia in the NTP Inc. vs. RIM patent litigation matter. The Court ruled on certain post-trial motions that stem from the jury verdict that was rendered in November, 2002. The Court awarded and ordered that the compensatory damages against RIM be enhanced by a factor of 0.5. The Court also awarded RIM to pay attorney fees to NTP, but ordered the amount to be decreased by 20%.

As a result of these rulings and based on RIM’s initial estimates, RIM will now record an incremental accounting provision of approximately $13.75 — 14.25 million to account for the enhancement to compensatory damages and approximately $5 million to account for NTP Inc.’s eligible attorney fees (subject to receipt and review of NTP Inc.’s summary of attorney fees). As previously indicated by the Company in its fourth quarter earnings press release dated April 3, 2003, RIM will increase its accounting provision for fiscal 2003 (year ended March 1, 2003) to account for these previously anticipated rulings, bringing the total litigation provision for fiscal 2003 to $58.25-58.75 million. As previously disclosed, RIM will record provisions each quarter (commencing in the first quarter of fiscal 2004) to account for compensatory damages and post-judgment interest. RIM estimates that it will increase its total accounting provision in the first quarter of fiscal 2004 to between $8-9 million to incorporate enhanced compensatory damages and post-judgment interest.

The litigation between NTP Inc. and RIM remains before the Court. The Court has yet to rule on NTP’s motion to grant an injunction against the use, sale, and manufacture of certain RIM Wireless Handhelds™ in the United States and the importation of such handhelds into the United States. In addition, the Court has yet to submit an order to enter the jury’s award, an order for attorney’s fees for the period subsequent to February 22, 2003, and other administrative orders. The current jury verdict, rulings, damages and other awards in this litigation remain subject to appeal. As previously disclosed, all funds relating to damages and other awards will be held in an escrow bank account or secured via bond or letter of credit and retained by RIM in the event of a successful appeal.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts have been omitted from this report.

8.	Senior Officer

For further information, please contact Dennis Kavelman, Chief Financial Officer, (519) 888-7465 (x2222).

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Waterloo, Ontario, this 30th day of May 2003.

/s/ Dennis Kavelman
Dennis Kavelman
Chief Financial Officer

Schedule “A”

FOR IMMEDIATE RELEASE	MAY 26, 2003

RIM PROVIDES UPDATE ON NTP INC. VS. RIM LITIGATION

Waterloo, ON — Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) provided an update today following notice of additional rulings delivered by the United States District Court for the Eastern District of Virginia in the NTP Inc. vs. RIM litigation matter. The Court ruled on certain post-trial motions that stem from the jury verdict. The Court denied NTP Inc.’s motion to triple the compensatory damages awarded and instead ordered that the compensatory damages be enhanced by a factor of 0.5. The Court also awarded attorney fees to NTP, but ordered the amount to be decreased by 20%. As a result of these rulings and based on RIM’s initial estimates, RIM will now record an incremental accounting provision of approximately $13.75-14.25 million to account for the enhancement to compensatory damages and approximately $5 million to account for NTP Inc.’s eligible attorney fees (subject to receipt and review of NTP Inc.’s summary of attorney fees). As previously indicated by the Company in its fourth quarter earnings press release dated April 3, 2003, RIM will increase its accounting provision for fiscal 2003 (year ended March 1, 2003) to account for these previously anticipated rulings, bringing the total litigation provision for fiscal 2003 to $58.25-58.75 million. As previously disclosed, RIM will record provisions each quarter (commencing in the first quarter of fiscal 2004) to account for compensatory damages and post-judgment interest. RIM estimates that it will increase its total accounting provision in the first quarter of fiscal 2004 to between $8-9 million to incorporate enhanced compensatory damages and post-judgment interest.

The litigation between NTP Inc. and RIM remains before the Court. The current jury verdict, rulings, damages and other awards in this litigation remain subject to appeal. As previously disclosed, all funds relating to damages and other awards will be held in an escrow bank account or secured via bond or letter of credit and retained by RIM in the event of a successful appeal. Further details were not disclosed at this time. RIM will continue to provide updates with respect to the ongoing NTP provisions on a quarterly basis. RIM is currently scheduled to report Q1 earnings and hold its quarterly conference call on June 25, 2003.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:	Investor Contact:
Andrea Craig RIM Investor Relations 519.888.7465 acraig@rim.net	RIM Investor Relations 519.888.7465 investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

                Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited

(Registrant)

Date:	May 30, 2003	By:	/s/ Rob Duncan

(Signature)
Rob Duncan Vice President, Corporate Controller